ICAHN ENTERPRISES L.P.

ICAHN ENTERPRISES FINANCE CORP.

Icahn Enterprises Holdings L.P.

767 Fifth Avenue – Suite 4700

New York, New York 10153

February 5, 2020

VIA ELECTRONIC TRANSMISSION

Beverly Singleton

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-1004

Re:	Supplemental Letter with respect to the Registration Statement on Form S-4 (File No. 333-235600), as amended, of Icahn Enterprises L.P., Icahn Enterprises Finance Corp. and Icahn Enterprises Holdings L.P.

Ladies and Gentlemen:

Icahn Enterprises L.P., Icahn Enterprises Finance Corp. and Icahn Enterprises Holdings L.P. (the “Registrants”) are registering the Registrants’ exchange offer (the “Exchange Offer”) pursuant to a Registration Statement on Form S-4 (File No. 333-235600), as amended, in reliance on the position of the staff of the United States Securities and Exchange Commission enunciated in Exxon Capital Holdings Corporation  (available April 13, 1988), Morgan Stanley & Co., Incorporated (available June 5, 1991) and Shearman & Sterling (available July 2, 1993).

The Registrants represent as follows:

1. The Registrants have not entered into any arrangement or understanding with any person to distribute the securities to be received in the Exchange Offer (collectively, the “New Securities”) and, to the best of the Registrants’ information and belief, each person participating in the Exchange Offer (i) has no arrangement or understanding with any person to participate in a distribution of the New Securities, (ii) is neither an “affiliate” of any of the Registrants within the meaning of Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), nor a broker-dealer acquiring the New Securities in exchange for securities acquired directly from the Registrants for its own account and (iii) is acquiring the New Securities in the ordinary course of its business.

2. The Registrants will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if the Exchange Offer is being registered for the purpose of secondary resales, any securityholder using the Exchange Offer to participate in a distribution of the New Securities (i) could not rely on the staff position enunciated in no-action letters issued to unrelated third parties (such as Exxon Capital Holdings Corporation (available April 13, 1988) and similar letters) and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act, in connection with a secondary resale transaction.  The Registrants acknowledge that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K under the Securities Act.

3. The Registrants will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that (i) any broker-dealer who holds existing securities acquired for its own account as a result of market-making activities or other trading activities, and who receives New Securities in exchange for such existing securities pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act (as described in Shearman & Sterling (available July 2, 1993)) in connection with any resale of such New Securities, and (ii) by executing the letter of transmittal, any such broker-dealer represents that it will so deliver a prospectus meeting the requirements of the Securities Act.

4. The Registrants will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the Exchange Offer the following additional provision: if the exchange offeree is a broker-dealer holding existing securities acquired for its own account as a result of market-making activities or other trading activities, an acknowledgement that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of New Securities received in respect of such existing securities pursuant to the Exchange Offer. The transmittal letter or similar documentation may also include a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

5. None of the Registrants nor any affiliate of the Registrants has entered into any arrangement or understanding with any broker-dealer to distribute the New Securities.

[Signature page follows]

2

Very truly yours,

Icahn Enterprises L.P.

By:	Icahn Enterprises G.P. Inc.,
its general partner

By:	/s/ Peter Reck
	Name:	Peter Reck
	Title:	Chief Accounting Officer

Icahn Enterprises Finance Corp.

By:	/s/ Peter Reck
	Name:	Peter Reck
	Title:	Chief Accounting Officer

Icahn Enterprises holdings L.P.

By:	Icahn Enterprises G.P. Inc.,
its general partner

By:	/s/ Peter Reck
	Name:	Peter Reck
	Title:	Chief Accounting Officer

Signature Page to Exxon Letter